Filed by Gold Reserve Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Gold Reserve Inc. Commission File Number: 001-31819 Date: December 16, 2008

NR-08-13

Gold Reserve Commences Legal Action Against Endeavour and Rusoro

SPOKANE, Washington December 16, 2008

Gold Reserve Inc. (TSX:GRZ - AMEX:GRZ) announces that it has filed today an action in the Ontario Superior Court of Justice against Endeavour Financial International Corporation (“Endeavour") and Rusoro Mining Ltd. ("Rusoro") (TSX-V:RML.V) seeking an injunction restraining Rusoro and Endeavour from proceeding with the unsolicited offer, significant monetary damages, and various other items.

On Friday, December 12, 2008, the Board of Directors received a non-binding proposal from Rusoro and received calls from representatives of Rusoro's legal counsel and its financial advisor, Endeavour regarding the proposal. On Sunday, December 14, 2008, Gold Reserve sent letters to each of Rusoro and Endeavour regarding improper access to, and use of, Gold Reserve’s proprietary and confidential information. Endeavour also provides advisory services to Gold Reserve and has in depth knowledge of confidential and proprietary information about Gold Reserve. Gold Reserve has not received a response to these letters, but received an email from Endeavour on Monday December 15th, purporting to terminate Endeavour's financial advisory agreement with Gold Reserve.

On Monday December 15th, 2008 Rusoro commenced an unsolicited offer to acquire all of the outstanding shares and equity units of Gold Reserve in consideration for three shares of Rusoro for each Gold Reserve share or equity unit.

Gold Reserve Inc. is a Canadian company, which holds the rights to the Brisas gold/copper project and the Choco 5 gold exploration property in Bolivar State, Venezuela. For the Company's periodic TSX (SEDAR) or SEC (Edgar) filings please visit our website at www.goldreserveinc.com under the Investor Relations section.

Certain statements included herein may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve Inc. to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established legal regimes, rules or processes); the ability to obtain or maintain the necessary permits or additional funding for the development of the Brisas Project; in the event any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) significantly differ or change as a result of actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION:
Internet – www.goldreserveinc.com

Investor Information
Rubenstein Investor Relations
Tim Clemensen
212-843-9337
tclemensen@rubensteinir.com

Company Contact
A. Douglas Belanger, President
926 W. Sprague Ave., Suite 200
Spokane, WA 99201 USA
Tel. (509) 623-1500
Fax (509) 623-1634